UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 18, 2009
Commission File Number: 000-30134
CDC Corporation

(Translation of registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
11/F ING Tower
308 Des Voeux Road
Central Hong Kong

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.
CDC Delaware Corp., a company organized and existing under the laws of the State of Delaware (“CDC Delaware”) and a wholly-owned subsidiary of CDC Corporation, a company organized and existing under the laws of the Cayman Islands with limited liability (the “Company”), is the holder of $124.775 million in principal amount, or 74.7% of the total aggregate outstanding amount of those certain 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”).
The Company has received notification from holders representing an aggregate of $42.225 million in face value, or 25.3%, of the total Notes outstanding, purporting that such holders have elected to exercise the holder redemption option under the Notes (the “Holder Redemption Provision”).
As previously disclosed, on November 11, 2009, CDC Delaware executed an Amendment No. 1 to Notes and Note Purchase Agreement that amends the Notes and the related Note Purchase Agreement dated as of November 10, 2006 (collectively, the “Amendments”) to: (i) amend the definition of Qualified IPO (“QIPO”) to provide that CDC Software, CDC Games, or any of their respective subsidiaries can consummate a QIPO; and (ii) reduce the amount of proceeds necessary to achieve a QIPO, via the definition of Minimum IPO Amount, from $100.0 million to $40.0 million.
As a result of the Amendments, the Company disputes the validity of the holder redemption notices, and believes that, although the outcome of any negotiations or disputes with any holders is uncertain, the Holder Redemption Provision is both no longer exercisable by such holders, and is no longer of any force or effect, The Company expects to continue discussing potential resolutions to this dispute with the holders.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC CORPORATION
Date: November 18, 2009	By:	/s/ Donald L. Novajosky
		Name:	Donald L. Novajosky
		Title:	Vice President and Associate General Counsel